Foamex International Inc.
Special Committee of the Board of Directors
   of Foamex International Inc.
November __, 1998
Page 1


                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152

                                                                November 5, 1998

Foamex International Inc.
1000 Columbia Avenue
Linwood, PA  19061
Attention:  Chief Executive Officer

Special Committee of the Board of Directors
   of Foamex International
   c/o Gutfreund & Co., Inc.
712 Fifth Avenue
New York, NY  10019
Attention:  Mr. John Gutfreund

        Re: Termination of Agreement and Plan of Merger

Dear Ladies and Gentlemen:

        This notice is being provided to you pursuant to the terms of the Agreement and Plan of Merger, dated as of June 25, 1998, by and among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc. ("Sub") and Foamex International Inc. ("Foamex"), as amended on July 6, 1998 (the "Merger Agreement"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Merger Agreement.

        Trace has been informed that due to changes in market conditions, the Financing contemplated by the Financing Letters will not be available. As a result of current market conditions and in light of discussions with investment and commercial banks, all of whom have indicated that they would not be able to provide Financing for a transaction at $18.75 per share, Trace is incapable of obtaining Financing on terms, conditions and in amounts that would not be materially worse for Trace than as set forth in the Financing Letters on or prior to December 31, 1998. Therefore, the condition set forth in Section 6.3(c) of the Merger Agreement is incapable of being satisfied.

        In light of the fact that the condition set forth in Section 6.3(c) is incapable of occurring, pursuant to the terms of Section 7.1(f) of the Merger Agreement, Trace hereby terminates the Merger Agreement. The Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Trace, Sub or Foamex or their respective officers or directors, except as provided in Section 7.2 of the Merger Agreement.

                            Sincerely yours,

                            /s/ Marshall S. Cogan

                            Marshall S. Cogan

cc:     Victor I. Lewkow, Esq., Cleary, Gottlieb, Steen & Hamilton